SEQ_NO	1	Date of announcement	2016/03/17	Time of announcement	18:59:19

Subject	Notice of Expiration of ASE's Tender Offers for SPIL's Common Shares

Date of events	2016/03/17	To which item it meets	paragraph 38

Statement

1.Date of receipt of resolution:2016/03/17

2.Name of the public companies whose securities were originally to be acquired: Advanced Semiconductor Engineering, Inc.

3.Location of the company of the public tender offeror: 26 Chin Third Road, 811, Nantze Export Processing Zone, Kaoshiung 811, Taiwan, ROC.

4.Name of the public company whose securities are to be acquired: Siliconware Precision Industries Co., Ltd. (”SPIL”)

5.Type of securities that were originally to be acquired: Common shares of SPIL (including number of common shares represented by American Depositary Shares of SPIL)

6.Scheduled period of the public tender offer: December 29, 2015 to March 17, 2016 (ASE has filed a report with the Financial Supervisory Commission and announced on February 5, 2016 to extend the tender offer period to March 17, 2016)

7.If the tender offer purchase is conditioned upon that the shares number to be sold has reached the projected shares number to be acquired, the description of whether such condition has been satisfied: Condition satisfied: as of March 17, 2016, the aggregate number of common shares tendered was 859,261,950 shares (approximately 27.57% of the total issued and outstanding shares of SPIL), which exceeded the minimum number 155,818,056 common shares (approximately 5% of the total issued and outstanding shares of SPIL). However, as the Taiwan Fair Trade Commission has not yet approved the combination between ASE and SPIL, the condition to complete the tender offer is not satisfied. ASE's offer to purchase SPIL common shares from whom has participated in the tender offer has been withdrawn. The Tender Offer Agent, KGI Securities Co. Ltd., will transfer all the common shares tendered in the ROC Offer from the KGI Securities Co. Ltd. Tender Offer account (account no.:(9203)059600-8) to the tendering shareholder's central depository account by book-entry as early as by March 18, 2016 but no later than 5 business days after the expiration of the tender offer period (i.e., March 24, 2016).

8.The number of the securities to be sold and the actual number sold: The number of the securities tendered in ASE's tender offers amounted to 859,261,950 common shares (including number of common shares represented by American Depositary Shares of SPIL)(approximately 27.57% of the total issued and outstanding shares of SPIL). However, as the condition to complete the tender offer is not satisfied, the actual number which will be accepted for payment will be 0 common shares.

9.The time, manner and place for payment of the purchase consideration: N/A

10.The delivery time, manner, and place for the transacted securities: N/A 11.Any other matters that need to be specified: None